Exhibit 8.1

LIST OF SUBSIDIARIES

        We have the following wholly-owned subsidiaries, both of which are currently inactive:

—	Prana Biotechnology Inc., incorporated in the United States

—	Prana Biotechnology UK plc, incorporated in the United Kingdom.